Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 12, 2013
Relating to Preliminary Prospectus dated October 18, 2013
Registration No. 333-191797

NRG Energy, Inc. Reports Third Quarter Results with $1 Billion in Adjusted EBITDA; Enters into Agreement to Acquire Edison Mission Energy (EME) and Updates Guidance

Financial Highlights

•                 $1 billion of Adjusted EBITDA in the third quarter and $1,967 million in the first nine months of 2013;

•                 $773 million of Free Cash Flow (FCF) before growth investments in the third quarter and $896 million in the first nine months of 2013;

•                 $395 million increase in NRG Energy Inc’s cash available for allocation as a result of successful IPO of NRG Yield, Inc. (NRG Yield); and

•                 $3,671 million of total liquidity as of September 30, 2013.

2013 and 2014 Guidance

•                 Narrowing 2013 Guidance as follows:

o               Adjusted EBITDA from $2,550-$2,700 million to $2,550-$2,600 million

o               FCF before growth investments from $1,050-$1,200 million to $1,125-$1,175 million

•                 Revising 2014 Guidance as follows:

o               Adjusted EBITDA from $2,850-$3,050 million to $2,700-$2,900 million

o               FCF before growth investments from $1,100-$1,300 to $950-$1,150 million

Business and Operational Highlights

•                 Agreed to acquire substantially all of Edison Mission Energy’s (EME) assets for $2,635 million, including $1,063 million of acquired cash;

•                 Closed the acquisition of the Gregory cogeneration plant, expanding NRG’s cogeneration fleet and providing it with additional cost-effective baseload power in ERCOT;

•                 Acquired Energy Curtailment Specialists (ECS), one of the largest private demand response providers in North America, on August 22, 2013, enabling NRG to provide expanded solutions to its retail customers;

•                 Launched NRG Residential Solutions in order to provide consumers unprecedented choice in tailoring electricity plans to individual consumer needs;

•                 Achieved commercial operations of 290 MW Agua Caliente project, now the largest operating solar PV project in the world; and

•                 Achieved full and timely commercial operations of the 250 MW California Valley Solar Ranch (CVSR) project.

PRINCETON, NJ; November 12, 2013 – NRG Energy, Inc. (NYSE: NRG) today reported third quarter 2013 Adjusted EBITDA of $1 billion with Wholesale contributing $741 million, Retail contributing $176 million and NRG Yield contributing $83 million. Year-to-date adjusted cash flow from operations totaled $1,175 million. Net loss for the first nine months of 2013 was ($74) million, or ($0.25) per diluted common share compared to net income of $43 million, or $0.16 per diluted common share, for the first nine months of 2012.

“NRG has been intensely focused on delivering exceptional performance during the critical third quarter and I am pleased to report that our hard work produced satisfactory financial results notwithstanding the moderate summer weather, which led to little scarcity pricing and a weakened forward price curve,” said David Crane, NRG President and Chief Executive Officer. “We also were able during the quarter to build our strategic platform with the GenOn integration and the Gregory acquisition, the successful IPO of NRG Yield, and through the purchase of demand-side firm Energy Curtailment Specialists. I expect these additions, the pending EME acquisition and other successes achieved during the quarter will be extremely important as we position NRG for continued success going forward.”

Segment Results

Table 1: Adjusted EBITDA

($ in millions)	Three Months Ended		Nine Months Ended
Segment	9/30/13	9/30/12(2)	9/30/13	9/30/12(2)
Retail	176	173	423	504

Wholesale

Gulf Coast

- Texas	216	323	411	690

- South Central	33	31	43	83

East	409	54	740	71

West	60	31	118	69

Other	6	11	18	38

NRG Yield	83	29	178	79

Alternative Energy	52	23	87	31

Corporate	(35)	3	(51)	(16)

Adjusted EBITDA(1)	1,000	678	1,967	1,549

(1)  Detailed adjustments by region are shown in Appendix A

(2)  Revised to reflect new EBITDA methodology

Table 2: Net Income/(Loss)

($ in millions)	Three Months Ended		Nine Months Ended
Segment	9/30/13	9/30/12	9/30/13	9/30/12
Retail	(60)	(300)	231	504

Wholesale

Gulf Coast

- Texas	265	299	14	(202)

- South Central	17	19	17	—

East	245	30	238	(31)

West	30	35	62	42

Other	1	5	2	18

NRG Yield	31	4	76	8

Alternative Energy	(21)	(16)	(75)	(45)

Corporate	(384)	(77)	(639)	(251)

Net Income/(Loss)	124	(1)	(74)	43

Retail: Third quarter Adjusted EBITDA was $176 million; $3 million higher than the third quarter 2012. Lower operating expenses of $16 million, primarily from improved operating efficiencies and cost management, were partially offset by $13 million in lower gross margin driven by competitive pricing, a reduction in C&I load and higher supply costs.

Gulf Coast - Texas: Third quarter Adjusted EBITDA was $216 million; $107 million lower than the third quarter 2012 despite a 6% increase in MWh generated, as higher fuel costs and lower realized energy prices reduced gross margin by $117 million. This reduction was partially offset by the acquisition of Gregory in August 2013, increased revenue from bilateral agreements and improved fleet availability.

Gulf Coast - South Central: Third quarter Adjusted EBITDA was $33 million; $2 million higher than the third quarter of 2012 as a result of an increase in average realized energy margins and the addition of assets from the GenOn transaction, partially offset by lower merchant sales due to milder weather.

East: Third quarter Adjusted EBITDA was $409 million; $355 million higher than the third quarter 2012 driven by the addition of assets from the GenOn transaction which contributed $282 million. The balance of the improvement in Adjusted EBITDA was driven by the Dunkirk reliability support services agreement and a 26% increase in New York and PJM hedged capacity prices.

West: Third quarter Adjusted EBITDA was $60 million; $29 million higher than the third quarter of 2012 driven by contributions from the operations of the El Segundo Energy Center, which commenced operations on August 1, 2013, and the addition of assets from the GenOn transaction, partially offset by decreased margins on capacity and power sales in the West Region due to below-average energy and natural gas prices.

NRG Yield: Third quarter Adjusted EBITDA was $83 million; $54 million higher than the third quarter 2012. These results were driven by a number of assets that achieved commercial operations in 2013 and late 2012: Marsh Landing natural gas-fired facility (May 2013), and the Borrego (February 2013), Alpine (January 2013) and Avra Valley (December 2012) solar facilities.

Alternative Energy: Third quarter Adjusted EBITDA was $52 million; $29 million higher than the third quarter 2012. Solar gross margin was $74 million, a $32 million increase from the prior year driven by the addition of new phases to the Company’s Agua Caliente and CVSR facilities. The improved margin was partially offset by NRG’s costs relating to continued development efforts for solar and new business.

Liquidity and Capital Resources

Table 3: Corporate Liquidity

($ in millions)	9/30/13	6/30/13	12/31/12
Cash and Cash Equivalents	2,129	1,368	2,087
Restricted cash	307	267	217
Total	2,436	1,635	2,304
Total Credit Facility Availability	1,235	1,181	1,058
Total Liquidity	3,671	2,816	3,362

Total current liquidity, as of September 30, 2013, was $3,671 million, an increase of $309 million from December 31, 2012.  The increase includes $177 million in total credit facility availability and $132 million in cash consisting of the following items:

•                 $1,637 million of cash inflows through September 2013, consisting of the following items:

o               $1,175 million of adjusted cash flow from operations; and

o               $462 million of proceeds from NRG Yield IPO.

•                 Partially offset by $1,505 million of cash outflows through September 2013, consisting of the following items:

o               $418 million net financing activities consisting of $775 million to repurchase senior notes and $93 million repayments of debt; partially offset by $450 million in proceeds from the Term Loan B issuance;

o               $374 million for acquisitions, net of cash acquired;

o               $272 million of maintenance and environmental capital expenditures, net;

o               $142 million of solar and conventional growth investments, net of debt proceeds, third party funding and cash grant proceeds;

o               $137 million of merger and integration expenses and capital expenditures;

o               $113 million of dividends to common and preferred shareholders;

o               $25 million of share repurchases; and

o               $24 million of other investing and financing, net.

Growth Initiatives and Strategic Developments

NRG continued to enhance its competitiveness and strategic positioning through a wide range of growth initiatives, including:

Proposed Acquisition of Edison Mission Energy

On October 18, 2013, the Company entered into an agreement with EME, certain of its owners and other stakeholders to acquire substantially all of EME’s assets for $2,635 million, including $1,063 million of cash on hand. Upon closing, this transaction would add approximately 8,000 MW of generation assets, including 1,600 MW of long-term, fully contracted assets eligible for future drop down to NRG Yield. The transaction is subject to various approvals, including the approval of the United States Bankruptcy Court for the Northern District of Illinois. Assuming all conditions are met, the transaction is expected to close in the first quarter of 2014.

IPO of NRG Yield

On July 22, 2013, 22,511,250 shares of Class A common stock in NRG Yield (NYSE: NYLD) were issued to the public. NRG Yield is an investment vehicle that holds and seeks to invest in high quality, contracted and operating conventional, renewable generation and thermal energy infrastructure assets developed, constructed, owned and/or operated by NRG, with a capital allocation strategy that is focused on dividend growth funded by reliable long term cash flows generated by its highly contracted portfolio of generating assets. The Company received proceeds, net of underwriting discounts, commissions and fees, of approximately $462 million from the offering.

Retail

•                 Energy Curtailment Specialists – On August 22, 2013, the Company acquired ECS, one of the largest private demand response providers in North America, enabling NRG to provide expanded solutions to its retail customers. ECS offers business customers ways to contribute to energy load reduction during times of peak demand. ECS currently manages more than 2,000 megawatts of demand response across the country for over 5,000 customers.

Solar

•                 Agua Caliente – As of September 30, 2013, achieved commercial operations of 290 MW of generation capacity of Agua Caliente, making it the largest operating solar PV project in the world. Construction is several months ahead of schedule and is currently expected to reach full completion in early 2014. Power generated by Agua Caliente is being sold under a 25-year power purchase agreement (PPA) to Pacific Gas and Electric Co. (PG&E). NRG owns a 51% interest in the project.

•                 CVSR – On October 31, 2013, achieved full and on time commercial operations of the 250 MW CVSR project. Power from this project is being sold to PG&E under 25-year PPAs.

•                 Ivanpah – On September 24, 2013, NRG achieved the critical “first sync” major milestone for the project – producing its first output of energy of the Ivanpah Solar Electric Generating System. All units (378 MW) are currently expected to be completed in the fourth quarter of 2013. Power from Units 1 and 3 will be sold to PG&E via two 25-year PPAs, and power from Unit 2 will be sold to Southern California Edison (SCE) under a 20-year PPA.

Conventional

•                 Gregory – On August 7, 2013, the Company closed on the acquisition of the approximately 400 MW, 160 MWt Gregory cogeneration plant in Corpus Christi, Texas, for approximately $245 million, net of cash acquired, expanding its growing cogeneration fleet and providing NRG with additional cost-effective baseload power in ERCOT. This acquisition was funded by $120 million of Term Loan proceeds and NRG capital available for allocation.

•                 El Segundo – On August 1, 2013, the Company achieved commercial operations of twin units at its El Segundo Power Generating Station, a 550 MW fast start, gas turbine combined cycle generating facility in El Segundo, California. The facility was constructed pursuant to a 10-year, 550 MW PPA with SCE.

Outlook for 2013 and 2014

NRG has narrowed the range of its Adjusted EBITDA and FCF before growth investments guidance for 2013, while revising downward for 2014. This reduction in 2014 is primarily due to the decline in forward curves across all of our core Wholesale regions over the past few months as a result of the lack of scarcity pricing during the summer of 2013.

Table 4: 2013 and 2014 Adjusted EBITDA and FCF before growth investments Guidance

	11/12/2013		8/9/2013

($ in millions)	2013	2014	2013	2014

Adjusted EBITDA	2,550 – 2,600	2,700 – 2,900	2,550 – 2,700	2,850 – 3,050
Interest payments	(945)	(950)	(945)	(945)
Income tax	50	(40)	50	(40)
Working capital/other changes	(65)	(105)	(120)	(165)

Adjusted Cash flow from operations	1,590 – 1,640	1,605 – 1,805	1,535 – 1,685	1,700 – 1,900
Maintenance capital expenditures, net	(320)	(335)-(355)	(325)-(345)	(315)-(335)
Environmental capital expenditures, net	(130)	(230)-(250)	(135)-(145)	(220)-(240)
Preferred dividends	(9)	(9)	(9)	(9)
Distributions to non-controlling interests- NRG Yield and Solar	(6)	(60)	(7)	(33)

Free cash flow – before growth investments	1,125 – 1,175	950 – 1,150	1,050 – 1,200	1,100 – 1,300

Notes - subtotals and totals are rounded

2013 Capital Allocation Program

On October 18, 2013, the Company announced it entered into an agreement to acquire substantially all of the assets of EME. The aggregate purchase price is $2,635 million (or $1,572 million net of $1,063 million retained cash within EME). The aggregate purchase price, which is subject to certain post-closing adjustments, will consist of approximately 12.7 million shares of NRG common stock (valued at $350 million based upon the volume-weighted average trading price of the 20 trading days prior to October 18, 2013) with the balance to be paid in cash. The cash portion of purchase price will be funded using a combination of cash on hand and approximately $700 million newly issued corporate debt, an amount which permits continued adherence to NRG’s prudent balance sheet management target metrics.

During the first nine months of 2013, the Company purchased 972,292 shares of NRG common stock for $25 million, at an average cost of $25.88 per share. As a result of the pending EME acquisition, NRG did not have the opportunity to complete the remaining $175 million of share repurchases under the 2013 Capital Allocation Program and does not expect to have that opportunity through the remainder of the 2013 fiscal year.

On October 16, 2013, the Company declared a quarterly dividend of $0.12 per share, payable November 15, 2013, to shareholders of record as of November 1, 2013.

The Company’s common stock dividend and share repurchases are subject to available capital, market conditions, and compliance with associated laws and regulations.

Potential Drop-Down of Assets to NRG Yield

NRG intends to offer the following NRG ROFO Assets to NRG Yield through 2014:

•                 TA High Desert – 20 MW solar facility located in LA County, CA.

•                 RE Kansas South – 20 MW solar facility located in Kings County, CA

•                 El Segundo Energy Center – 550 MW fast start natural gas-fired facility located in LA County, CA

•                 CVSR – Remaining NRG interest in this 250 MW solar facility located in San Luis Obispo County, CA

The proceeds from these drop downs would increase NRG’s capital available for allocation.

Earnings Conference Call

On November 12, 2013, NRG will host a conference call at 9:00 am Eastern to discuss these results. Investors, the news media and others may access the live webcast of the conference call and accompanying presentation materials by logging on to NRG’s website at http://www.nrgenergy.com and clicking on “Investors.” The webcast will be archived on the site for those unable to listen in real time.

Additional Information

NRG has filed a registration statement (including a prospectus) with the SEC for the offering of NRG common stock to which this communication relates. The NRG common stock may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of NRG common stock in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. You should read the prospectus in that registration statement and other documents NRG has filed with the SEC for more complete information about NRG and this offering before making any investment decision. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling 609-524-4500 or emailing investor.relations@nrgenergy.com.

About NRG

NRG is leading a customer-driven change in the U.S. energy industry by delivering cleaner and smarter energy choices, while building on the strength of the nation’s largest and most diverse competitive power portfolio. A Fortune 500 company, we create value through reliable and efficient conventional generation while driving innovation in solar and renewable power, electric vehicle ecosystems, carbon capture technology and customer-centric energy solutions. Our retail electricity providers – Reliant, Green Mountain Energy, Energy Plus and NRG Residential Solutions – serve more than 2 million residential and commercial customers throughout the country. More information is available at www.nrgenergy.com. Connect with NRG Energy on Facebook and follow us on Twitter @nrgenergy.

Safe Harbor Disclosure

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks and uncertainties and can typically be identified by terminology such as “may,” “should,” “could,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “expect,” “intend,” “seek,” “plan,” “think,” “anticipate,” “estimate,” “predict,” “target,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to, statements about the Company’s future revenues, income, indebtedness, capital structure, plans, expectations, objectives, projected financial performance and/or business results and other future events, and views of economic and market conditions.

Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, hazards customary in the power industry, weather conditions, competition in wholesale power markets, the volatility of energy and fuel prices, failure of customers to perform under contracts, changes in the wholesale power markets, changes in government regulation of markets and of environmental emissions, the condition of capital markets generally, our ability to access capital markets, unanticipated outages at our generation facilities, adverse results in current and future litigation, failure to identify or successfully implement acquisitions and repowerings, our ability to implement value enhancing improvements to plant operations and companywide processes, our ability to obtain federal loan guarantees, the inability to maintain or create successful partnering relationships, our ability to operate our businesses efficiently including NRG Yield, our ability to retain retail customers, our ability to realize value through our commercial operations strategy and the creation of NRG Yield, the ability to successfully integrate acquired businesses, the ability to realize anticipated benefits of these transactions (including expected cost savings and other synergies) or the risk that anticipated benefits may take longer to realize than expected, our ability to close the proposed EME transaction and share repurchase under the Capital Allocation Plan may be made from time to time subject to market conditions and other factors, including as permitted by United States securities laws. Furthermore, any common stock dividend is subject to available capital and market conditions.

NRG undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Adjusted EBITDA guidance and free cash flows are estimates as of today’s date, November 12, 2013 and are based on assumptions believed to be reasonable as of this date. NRG expressly disclaims any current intention to update such guidance. The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included in this news release should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the Securities and Exchange Commission at www.sec.gov. In addition, NRG makes available free of charge at www.nrgenergy.com (in the “Investors” section), copies of materials it files with, or furnish to, the SEC.

Contacts:

Media:	Investors:

Karen Cleeve	Chad Plotkin
609.524.4608	609.524.4526

Dave Knox	Daniel Keyes
713.537.2130	609.524.4527

NRG ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months ending September 30,		Nine Months ending September 30,

	2013	2012	2013	2012

(In millions, except for per share amounts)

Operating Revenues

Total operating revenues	$ 3,490	$ 2,331	$8,500	$ 6,359

Operating Costs and Expenses

Cost of operations	2,355	1,740	6,179	4,660

Depreciation and amortization	318	239	921	703

Selling, general and administrative	229	224	671	613

Acquisition-related transaction and integration costs	26	18	95	18

Development activity expenses	27	24	63	52

Total operating costs and expenses	2,955	2,245	7,929	6,046

Operating Income	535	86	571	313

Other Income/(Expense)

Equity in (losses)/earnings of unconsolidated affiliates	(5)	4	6	26

Other income, net	5	9	9	12

Loss on debt extinguishment	(1)	(41)	(50)	(41)

Interest expense	(228)	(163)	(630)	(495)

Total other expense	(229)	(191)	(665)	(498)

Income/(Loss) Before Income Taxes	306	(105)	(94)	(185)

Income tax expense/(benefit)	163	(113)	(47)	(246)

Net Income/(Loss)	143	8	(47)	61

Less: Net income attributable to noncontrolling interest	19	9	27	18

Net Income/(Loss) Attributable to NRG Energy, Inc.	124	(1)	(74)	43

Dividends for preferred shares	2	2	7	7

Income/(Loss) Available for Common Stockholders	$ 122	$ (3)	$ (81)	$36

Earnings/(Loss) Per Share Attributable to NRG Energy, Inc. Common Stockholders

Weighted average number of common shares outstanding – basic	323	228	323	228

Earnings/(Loss) per weighted average common share – basic	$ 0.38	$ (0.01)	$ (0.25)	$ 0.16

Weighted average number of common shares outstanding – diluted	327	228	323	230

Earnings/(Loss) per weighted average common share – diluted	$ 0.37	$(0.01)	$ (0.25)	$ 0.16

Dividends Per Common Share	$ 0.12	$ 0.09	$ 0.33	$ 0.09

NRG ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

(Unaudited)

	Three Months ending September 30,		Nine Months ending September 30,

	2013	2012	2013	2012

Net Income/(Loss)	$ 143	$ 8	$ (47)	$ 61

Other Comprehensive (Loss)/Income, net of tax

Unrealized (loss)/gain on derivatives, net of income tax benefit of $5, $24, $2 and $76	(16)	(43)	8	(132)

Foreign currency translation adjustments, net of income tax benefit of $1, $0, $13 and $1	5	1	(14)	(1)

Reclassification adjustment for translation gain realized upon sale of Schkopau, net of income tax expense of $0, $6, $0 and $6	—	(11)	—	(11)

Available-for-sale securities, net of income tax expense of $0, $1, $1 and $1	—	2	2	2

Defined benefit plans, net of tax expense of $0, $0, $4 and $0	—	—	25	—

Other comprehensive (loss)/income	(11)	(51)	21	(142)

Comprehensive Income/(Loss)	132	(43)	(26)	(81)

Less: Comprehensive income attributable to noncontrolling interest	18	9	26	18

Comprehensive Income/(Loss) Attributable to NRG Energy, Inc.	114	(52)	(52)	(99)

Dividends for preferred shares	2	2	7	7

Comprehensive Income/(Loss) Available for Common Stockholders	$ 112	$ (54)	$ (59)	$ (106)

NRG ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2013	December 31, 2012
	(unaudited)
(In millions, except shares)
ASSETS
Cash and cash equivalents	$ 2,129	$ 2,087
Current Assets
Funds deposited by counterparties	122	271
Restricted cash	307	217
Accounts receivable – trade, less allowance for doubtful accounts of $41 and $32	1,366	1,061
Inventory	861	911
Derivative instruments	1,389	2,644
Cash collateral paid in support of energy risk management activities	288	229
Deferred income taxes	—	56
Renewable energy grant receivable	345	58
Prepayments and other current assets	442	401
Total current assets	7,249	7,935
Property, plant and equipment, net of accumulated depreciation of $6,264 and $5,417	20,600	20,241
Other Assets
Equity investments in affiliates	626	676
Note receivable, less current portion	76	79
Goodwill	1,953	1,956
Intangible assets, net of accumulated amortization of $1,915 and $1,706	1,141	1,200
Nuclear decommissioning trust fund	524	473
Derivative instruments	506	662
Deferred income taxes	1,499	1,282
Other non-current assets	689	600
Total other assets	7,014	6,928
Total Assets	$ 34,863	$ 35,104
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Current portion of long-term debt and capital leases	$ 911	$ 147
Accounts payable	1,140	1,171
Derivative instruments	1,064	1,981
Deferred income taxes	112	—
Cash collateral received in support of energy risk management activities	122	271
Accrued expenses and other current liabilities	1,033	1,085
Total current liabilities	4,382	4,655
Other Liabilities
Long-term debt and capital leases	15,802	15,736
Nuclear decommissioning reserve	290	354
Nuclear decommissioning trust liability	303	273
Deferred income taxes	50	55
Derivative instruments	372	500
Out-of-market contracts	1,157	1,231
Other non-current liabilities	1,377	1,553
Total non-current liabilities	19,351	19,702
Total Liabilities	23,733	24,357
3.625% convertible perpetual preferred stock (at liquidation value, net of issuance costs)	249	249
Commitments and Contingencies
Stockholders’ Equity
Common Stock	4	4
Additional paid-in capital	7,843	7,587
Retained earnings	4,272	4,459
Less treasury stock, at cost – 77,347,528 and 76,505,718 shares, respectively	(1,942)	(1,920)
Accumulated other comprehensive loss	(129)	(150)
Noncontrolling interest	833	518
Total Stockholders’ Equity	10,881	10,498
Total Liabilities and Stockholders’ Equity	$ 34,863	$ 35,104

NRG ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months ended September 30
	2013	2012
	(In millions)

Cash Flows from Operating Activities
Net (loss)/ Income	$(47)	$61
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Distributions and equity in earnings of unconsolidated affiliates	23	8
Depreciation and amortization	921	703
Provision for bad debts	49	40
Amortization of nuclear fuel	27	29
Amortization of financing costs and debt discount/premiums	(22)	25
Adjustment to loss on debt extinguishment	(15)	8
Amortization of intangibles and out-of-market contracts	75	108
Amortization of unearned equity compensation	32	27
Changes in deferred income taxes and liability for uncertain tax benefits	39	(261)
Changes in nuclear decommissioning trust liability	25	25
Changes in derivative instruments	189	360
Changes in collateral deposits supporting energy risk management activities	(59)	213
Gains on sale of emission allowances	(8)	(3)
Cash used by changes in other working capital	(406)	(285)
Net Cash Provided by Operating Activities	823	1,058
Cash Flows from Investing Activities
Acquisitions of business, net of cash acquired	(374)	(40)
Capital expenditures	(1,581)	(2,474)
Increase in restricted cash, net	(67)	(96)
(Increase)/decrease in restricted cash to support equity requirements for U.S. DOE funded projects	(20)	151
Increase in notes receivable	(22)	(22)
Investments in nuclear decommissioning trust fund securities	(369)	(341)
Proceeds from sales of nuclear decommissioning trust fund securities	344	316
Proceeds from renewable energy grants	52	49
Proceeds from sale of assets, net of cash disposed of	13	137
Other	(7)	(9)
Net Cash Used by Investing Activities	(2,031)	(2,329)
Cash Flows from Financing Activities
Payment of dividends to common and preferred stockholders	(113)	(28)
Payment for treasury stock	(25)	–
Net receipts from/(payments for) settlement of acquired derivatives that include financing elements	177	(65)
Proceeds from issuance of long-term debt	1,605	2,541
Contributions and sales proceeds from noncontrolling interests in subsidiaries	504	316
Proceeds from issuance of common stock	14	–
Payment of debt issuance costs	(43)	(30)
Payments for short and long-term debt	(868)	(955)
Net Cash Provided by Financing Activities	1,251	1,779
Effect of exchange rate changes on cash and cash equivalents	(1)	(3)
Net Increase in Cash and Cash Equivalents	42	505
Cash and Cash Equivalents at Beginning of Period	2,087	1,105
Cash and Cash Equivalents at End of Period	$2,129	$1,610

Appendix Table A-1: Third Quarter 2013 Regional Adjusted EBITDA Reconciliation

The following table summarizes the calculation of Adjusted EBITDA and provides a reconciliation to net income/ (loss)

($ in millions)	Retail	Texas	South Central	East	West	Other Conventional	NRG Yield	Alt. Energy	Corp.	Total
Net Income/(Loss) Attributable to NRG Energy, Inc	(60)	265	17	245	30	1	31	(21)	(384)	124
Plus:
Net Income Attributable to Non-Controlling Interest	-	-	-	-	-	-	9	22	(12)	19
Interest Expense, net	1	-	4	12	5	-	13	14	176	225
Loss on Debt Extinguishment	-	-	-	-	-	-	-	-	1	1
Income Tax	-	-	-	-	-	-	5	-	158	163
Depreciation Amortization and ARO Expense	37	117	25	81	14	1	16	27	5	323
Amortization of Contracts	10	10	(6)	15	(2)	-	1	-	-	28
EBITDA	(12)	392	40	353	47	2	75	42	(56)	883
Adjustment to reflect NRG share of Adjusted EBITDA in unconsolidated affiliates	-	-	1	-	13	4	8	5	(4)	27
Integration & Transaction Costs	-	-	-	-	-	-	-	-	26	26
Deactivation costs	-	-	-	5	2	-	-	-	-	7
Asset and Investment Write-offs	-	(1)	1	1	-	-	-	4	(1)	4
Market to Market (MtM) losses/(gains) on economic hedges	188	(175)	(9)	50	(2)	-	-	1	-	53

Adjusted EBITDA	176	216	33	409	60	6	83	52	(35)	1,000

Appendix Table A-2: Third Quarter 2012 Regional Adjusted EBITDA Reconciliation

The following table summarizes the calculation of Adjusted EBITDA and provides a reconciliation to net income/ (loss)

($ in millions)	Retail	Texas	South Central	East	West	Other Conventional	NRG Yield	Alt. Energy	Corp.	Total
Net Income/(Loss) Attributable to NRG Energy, Inc	(300)	299	19	30	35	5	4	(16)	(77)	(1)
Plus:
Net Income Attributable to Non-Controlling Interest	-	-	-	-	-	-	-	9	-	9
Interest Expense, net	1	-	5	3	1	1	5	8	137	161
Loss on Debt Extinguishment	-	-	-	-	-	-	-	-	41	41
Income Tax	-	-	-	-	-	-	8	(1)	(120)	(113)
Depreciation Amortization and ARO Expense	41	116	23	32	4	1	6	15	4	242
Amortization of Contracts	16	13	(6)	-	-	(1)	1	-	-	23
EBITDA	(242)	428	41	65	40	6	24	15	(15)	362
Adjustment to reflect NRG share of Adjusted EBITDA in unconsolidated affiliates	-	-	-	-	-	5	5	9	-	19
Asset Write Off and Impairment	-	6	-	-	-	-	-	-	4	10
Transaction fee on asset sale	-	-	-	-	-	-	-	-	14	14
Legal Settlement	-	-	14	-	-	-	-	-	-	14
MtM losses/(gains) on economic hedges	415	(111)	(24)	(11)	(9)	-	-	(1)	-	259

Adjusted EBITDA	173	323	31	54	31	11	29	23	3	678

Appendix Table A-3: YTD Third Quarter 2013 Regional Adjusted EBITDA Reconciliation

The following table summarizes the calculation of Adjusted EBITDA and provides a reconciliation to net income/ (loss)

($ in millions)	Retail	Texas	South Central	East	West	Other Conventional	NRG Yield	Alt. Energy	Corp.	Total
Net Income/(Loss) Attributable to NRG Energy, Inc	231	14	17	238	62	2	76	(75)	(639)	(74)

Plus:
Net Income Attributable to Non-Controlling Interest	-	-	-	-	-	-	9	27	(9)	27
Interest Expense, net	2	-	12	39	5	-	24	37	502	621
Loss on Debt Extinguishment	-	-	-	-	-	-	-	-	50	50
Income Tax	-	-	-	-	-	1	5	-	(53)	(47)
Depreciation Amortization and ARO Expense	105	342	74	243	41	3	35	78	15	936
Amortization of Contracts	49	31	(17)	(4)	(5)	-	1	-	-	55

EBITDA	387	387	86	516	103	6	150	67	(134)	1,568
Adjustment to reflect NRG share of Adjusted EBITDA in unconsolidated affiliates	-	-	2	-	14	12	28	16	(12)	60
Integration & Transaction Costs	-	-	-	-	-	-	-	-	95	95
Deactivation costs	-	-	-	14	4	-	-	-	-	18
Asset and Investment Write-offs	-	2	1	1	-	-	-	4	-	8
MtM losses/(gains) on economic hedges	36	22	(46)	209	(3)	-	-	-	-	218

Adjusted EBITDA	423	411	43	740	118	18	178	87	(51)	1,967

Appendix Table A-4: YTD Third Quarter 2012 Regional Adjusted EBITDA Reconciliation

The following table summarizes the calculation of Adjusted EBITDA and provides a reconciliation to net income/ (loss)

($ in millions)	Retail	Texas	South Central	East	West	Other Conventional	NRG Yield	Alt. Energy	Corp.	Total
Net Income/(Loss) Attributable to NRG Energy, Inc	504	(202)	-	(31)	42	18	8	(45)	(251)	43

Plus:
Net Income Attributable to Non-Controlling Interest	-	-	-	-	-	-	-	18	-	18
Interest Expense, net	3	-	14	12	-	2	25	15	418	489
Loss on Debt Extinguishment	-	-	-	-	-	-	-	-	41	41
Income Tax	-	-	-	-	-	4	10	-	(260)	(246)
Depreciation Amortization and ARO Expense	126	345	69	97	11	1	18	34	8	709
Amortization of Contracts	83	32	(15)	-	-	-	1	-	-	101

EBITDA	716	175	68	78	53	25	62	22	(44)	1,155
Adjustment to reflect NRG share of Adjusted EBITDA in unconsolidated affiliates	-	-	-	-	1	13	17	9	-	40
Asset Write Off and Impairment	-	8	-	-	-	-	-	-	5	13
Transaction fee on asset sale	-	-	-	-	-	-	-	-	23	23
Legal Settlement	-	-	14	-	20	-	-	-	-	34
MtM losses/(gains) on economic hedges	(212)	507	1	(7)	(5)	-	-	-	-	284

Adjusted EBITDA	504	690	83	71	69	38	79	31	(16)	1,549

Appendix Table A-5: 2013 and 2012 QTD Third Quarter Adjusted Cash Flow from Operations Reconciliations

The following table summarizes the calculation of adjusted cash flow operating activities providing a reconciliation to net cash provided by operating activities

($ in millions)	Three months ended September 30, 2013	Three months ended September 30, 2012
Net Cash Provided by Operating Activities	901	473
Adjustment for change in collateral	(99)	27
Reclassifying of net receipts (payments) for settlement of acquired derivatives that include financing elements	6	(21)
Add: Merger and integration expenses	36	–

Adjusted Cash Flow from Operating Activities	844	479

Maintenance CapEx, net	(52)	(49)

Environmental CapEx, net	(17)	(8)

Preferred dividends	(2)	(2)

Free cash flow - before growth investments	773	420

Appendix Table A-6: 2013 and 2012 YTD Third Quarter Adjusted Cash Flow from Operations Reconciliations

The following table summarizes the calculation of adjusted cash flow operating activities providing a reconciliation to net cash provided by operating activities

	Nine months ended	Nine months ended
($ in millions)	September 30, 2013	September 30, 2012
Net Cash Provided by Operating Activities	823	1,058
Adjustment for change in collateral	59	(213)
Reclassifying of net receipts (payments) for settlement of acquired derivatives that include financing elements	177	(65)
Add: Merger and integration expenses	116	–

Adjusted Cash Flow from Operating Activities	1,175	780

Maintenance CapEx, net	(222)	(151)
Environmental CapEx, net	(50)	(29)
Preferred dividends	(7)	(7)

Free cash flow – before growth investments	896	593

EBITDA and Adjusted EBITDA are non-GAAP financial measures. These measurements are not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that NRG’s future results will be unaffected by unusual or non-recurring items.

EBITDA represents net income before interest (including loss on debt extinguishment), taxes, depreciation and amortization. EBITDA is presented because NRG considers it an important supplemental measure of its performance and believes debt-holders frequently use EBITDA to analyze operating performance and debt service capacity. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results as reported under GAAP. Some of these limitations are:

•                  EBITDA does not reflect cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on debt or cash income tax payments;

•                  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•                  Other companies in this industry may calculate EBITDA differently than NRG does, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to use to invest in the growth of NRG’s business. NRG compensates for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally. See the statements of cash flow included in the financial statements that are a part of this news release.

Adjusted EBITDA is presented as a further supplemental measure of operating performance. Adjusted EBITDA represents EBITDA adjusted for mark-to-market gains or losses, asset write offs and impairments; and factors which we do not consider indicative of future operating performance. The reader is encouraged to evaluate each adjustment and the reasons NRG considers it appropriate for supplemental analysis. As an analytical tool, Adjusted EBITDA is subject to all of the limitations applicable to EBITDA. In addition, in evaluating Adjusted EBITDA, the reader should be aware that in the future NRG may incur expenses similar to the adjustments in this news release.

Adjusted cash flow from operating activities is a non-GAAP measure NRG provides to show cash from operations with the reclassification of net payments of derivative contracts acquired in business combinations from financing to operating cash flow, as well as the add back of merger and integration related costs. The Company provides the reader with this alternative view of operating cash flow because the cash settlement of these derivative contracts materially impact operating revenues and cost of sales, while GAAP requires NRG to treat them as if there was a financing activity associated with the contracts as of the acquisition dates. The Company adds back merger and integration related costs as they are one time and unique in nature and do not reflect ongoing cash from operations and they are fully disclosed to investors.

Free cash flow (before growth investments) is adjusted cash flow from operations less maintenance and environmental capital expenditures, net of funding, and preferred stock dividends and is used by NRG predominantly as a forecasting tool to estimate cash available for debt reduction and other capital allocation alternatives. The reader is encouraged to evaluate each of these adjustments and the reasons NRG considers them appropriate for supplemental analysis. Because we have mandatory debt service requirements (and other non-discretionary expenditures) investors should not rely on free cash flow before growth investments as a measure of cash available for discretionary expenditures.

Results Presentation November 12, 2013

1 Forward Looking Statements In addition to historical information, the information presented in this communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks and uncertainties and can typically be identified by terminology such as or or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the merger between NRG and GenOn, the future revenues, income, indebtedness, capital structure, plans, expectations, objectives, projected financial performance and/or business results and other future events, and views of economic and market conditions. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, hazards customary in the power industry, weather conditions, competition in wholesale power markets, the volatility of energy and fuel prices, failure of customers to perform under contracts, changes in the wholesale power markets, changes in government regulation of markets and of environmental emissions, the condition of capital markets generally, our ability to access capital markets, unanticipated outages at our generation facilities, adverse results in current and future litigation, failure to identify or successfully implement acquisitions and repowerings, our ability to implement value enhancing improvements to plant operations and companywide processes, our ability to obtain federal loan guarantees, the inability to maintain or create successful partnering relationships, our ability to operate our businesses efficiently including NRG Yield, our ability to retain retail customers, our ability to realize value through our commercial operations strategy and the creation of NRG Yield, the ability to successfully integrate the businesses of NRG and GenOn, the ability to realize anticipated benefits of the transaction (including expected cost savings and other synergies) or the risk that anticipated benefits may take longer to realize than expected, our ability to close the proposed EME transaction, and our ability to complete share repurchases under the Capital Allocation Plan may be made from time to time subject to market conditions and other factors, including as permitted by United States securities laws. Furthermore, any common stock dividend is subject to available capital and market conditions. NRG undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The adjusted EBITDA and free cash flow guidance are estimates as of November 12, 2013. These estimates are based on assumptions believed to be reasonable as of that date. NRG disclaims any current intention to update such guidance, except as required by law. The foregoing review of factors that could cause actual results to differ materially from those contemplated in the forward-looking statements included in this Earnings Presentation should be considered in connection with information regarding risks and uncertainties that may affect NRG's future results included in NRG's filings with the Securities and Exchange Commission at www.sec.gov. Additional Information NRG has filed a registration statement (including a prospectus) with the SEC for the offering of NRG common stock to which this presentation relates. The NRG common stock may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This presentation shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of NRG common stock in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. You should read the prospectus in that registration statement and other documents NRG has filed with the SEC for more complete information about NRG and this offering before making any investment decision. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling 609-524-4500 or emailing investor.relations@nrgenergy.com. Safe Harbor

2 Agenda Overview D. Crane Operations and Commercial Review M. Gutierrez Financial Results K. Andrews Closing Remarks and Q&A D. Crane

Financial and Business Update

Financial Performance Within Current Guidance Range

- $1,000 MM Q3 2013 Adjusted EBITDA, including $176 MM from Retail
- $1,967 MM YTD 2013 Adjusted EBITDA, including $423 MM from Retail

Bearish Forward Wholesale Market Conditions

- *ERCOT-H*[1]: Jun–Aug '14 on-peak power prices down nearly 21% since May 31st including 9% since July 31st
- *PJM-E*[1]: Jun–Aug '14 on-peak power prices down over 13% since May 31st

Narrowed 2013 Guidance and Revised 2014 Guidance

($ millions)	2013	2014[2]
Adjusted EBITDA *(Previous)*	**$2,550 - $2,600** *($2,550 - $2,700)*	**$2,700 - $2,900** *($2,850 - $3,050)*
Free Cash Flow, before growth *(Previous)*	**$1,125 - $1,175** *($1,050 - $1,200)*	**$950 - $1,150** *($1,100 - $1,300)*

Continued Execution on and Positioning of Long-Term Strategic Initiatives

- Successful IPO of NRG Yield (NYSE: NYLD)
- Closed acquisition of the 400 MW, 160 MWt Gregory Cogen facility in TX
- Added demand response capabilities of Energy Curtailment Specialists (ECS) to retail offerings
- Announced proposed acquisition of Edison Mission Energy

★ Strong Free Cash Flow and Key Initiatives Support Growth in a Challenging Commodity Price Environment ★

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[1] Based on NRG Estimates as of 11/7/2013
[2] 2014 Guidance does not include any impact from the proposed acquisition of Edison Mission Energy

4 Annual Run Rate (by 2014) Revised Executed1 % Total Cost $215 $189 88% Operational $125 $105 84% Adjusted EBITDA $340 $294 86% Balance Sheet Efficiencies $142 $142 100% Total Cash Flow Benefits $482 $436 90% GenOn Acquisition: Synergy Report Card 1 As of 11/1/2013 ($ millions) Estimated 2013 Contribution: ~$200 MM for full year ~$160 MM realized as of 3Q13 Synergy Realization Nearly Complete; Positioned for Full Year 2014 Value Realization

Edison Mission Energy: Strategic Rationale

Edison Mission Portfolio


Wind
Coal
Gas
Edison Mission Marketing & Trading

Key Benefits

- **Grows** NRG's **clean energy platform** by over 1.7 GW, making NRG the 3rd largest US-based renewable energy generator within the US
- **Adds** approximately 1.6 GW of assets eligible for drop-down to **NRG Yield**, including ~1.1 GW of wind capacity and the 500 MW Walnut Creek facility
- **Enhances** NRG's **conventional generation portfolio** through increased geographic diversification and dispatch-level diversity
- Provides opportunity to **leverage key competencies** built from successful **GenOn** transaction in order to create additional synergy value

★ EME Enhances Two Pillars (Core Generation and Clean Energy) of Our Competitive Energy Platform ★

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6 Value Creation Time Frame Process Update Process Remains On Track; Value Creation Framework Established Cost / SG&A Synergies Collateral Efficiencies at EMMT Plant O&M Savings Drop downs to NRG Yield Environmental Capex Optimization Near to Medium Term Financing optimization of nonrecourse entities Economies of scale in coal procurement and other asset optimization Retail / Wholesale integration in Illinois Long Term Bankruptcy Process Plan Support Agreement approved by bankruptcy court; bid protections secured Oct. 24th >2/3s (74%) of bondholders signed onto PSA Nov. 6th Filing of Chap. 11 Plan of Reorganization and related disclosure statement Nov. 15th Dec. 6th Final Approval of the Plan expected 1Q14 Regulatory Approvals FERC filed Oct. 25th Texas Public Utility Commission filed Oct. 29th DOJ / Hart-Scott-Rodino filed Oct. 31st Required Notices California Public Utilities Commission Oct. 30th Edison Mission Energy: Transaction Update

7 Focused Near-Term Implementation for Long-Term Performance Looking Forward Focus on closing Edison Mission Energy (EME) Execute drop- eligible assets into drop-down schedule Implement the asset management component of GenOn acquisition in order to capture operational improvement synergies Position through successful hedging program and continued regulatory advocacy in our core markets retail businesses Final completion of large solar construction program Capital allocation

Operations and Commercial Review

9 Continued strong safety and plant operations performance Top quartile safety performance with an OSHA recordable rate of 0.80 Strong gas unit availability and reliability metrics Robust operational performance despite weak prices Increased customer count and delivered strong margins in Texas Operational synergies remain on track Delivering on growth projects Closed acquisition of Gregory cogeneration plant in Texas Utility scale solar largely on track ~517 MW1 in operation; An additional ~296 MW1 scheduled to come online in 4Q13 Achieved full commercial operations for El Segundo and Agua Caliente in 3Q13; CVSR achieved full commercial operations in October Ivanpah remains on track to achieve commercial operations in the fourth quarter Operations Highlights Q3 2013 1 Net of capacity attributable to non-controlling interest, but inclusive of NRG Yield interest

10 5,005 4,153 98.4 98.4 0 1,000 2,000 3,000 4,000 5,000 6,000 0 1000 2000 3000 4000 5000 6000 7000 8000 9000 10000 Q3 '12 Q3 '13 9,307 8,565 98.0 98.2 0 2,000 4,000 6,000 8,000 10,000 12,000 0 1000 2000 3000 4000 5000 6000 7000 8000 9000 10000 YTD '12 YTD '13 Safety: Top Quartile OSHA Recordable Rate1 Net Production (TWh)2 Coal and Nuclear Availability - EAF3 Q2 '12 2012 2013 Q3 YTD Q3 '12 Q3 '13 Gas/Oil Units Starts and Starting Reliability Starting Reliability 2012 Starts 2013 Starts Q3 YTD 89.5 85.9 Q3 '12 Q3 '13 82.2 83.0 YTD '12 YTD '13 Q3 2013 Plant Operations Top Quartile Safety Performance and Strong Operational Metrics 1.01 0.81 0.77 0.52 0.80 2009 2010 2011 2012 YTD '13 Top Quartile = 1.01 Top Decile = 0.71 12.0 5.0 12.3 1.9 0.2 0.5 32.0 12.7 4.3 9.6 1.2 0.5 0.7 29.0 TX SC East West Alternative Energy NRG Yield NRG 1 Top decile and top quartile based on Edison Electric Institute 2011 Total Company Survey results 2 All NRG-owned domestic generation; excludes line losses, station service, and other items; 2012 performance shown is for combined company 3 Equivalent Availability Factor (EAF) Percentage of time a unit was available for service during a period

11 Adjusted EBITDA: Delivered $176 MM for the quarter; $423 MM YTD Mass market margins remain steady in Texas; continued pressure in the Northeast and C&I segments Achieved cost efficiencies and delivered innovative solutions for mass customers Introduced NRG Residential Solutions and integrated Energy Curtailment Specialists 18.3 18.3 $23 $21 $0 $5 $10 $15 $20 $25 YTD2012 YTD2013 2,231 2,254 2,259 Q1 2013 Q2 2013 Q3 2013 10.4 10.9 7.9 7.4 Q3 2012 Q3 2013 Mass C&I Q3 2013 Retail Operations Retail Continues to Deliver Stable Financial Performance, Largely Driven by Mass Segment in Texas 1 Includes acquisitions and excludes utility partner customers Highlights Gross Margin ($/MWh) Continued Retail Customer Growth (000s)1 Higher Mass Load Served (GWh)

12 $1 $2 $3 $4 $5 $6 Jun-11 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 Henry Hub ($/MMBtu) Prompt Dec '12 Forwards Oct '13 Forwards NAPP Switch PRB Switch 16 Market Update ERCOT Fundamentals Remain Strong; Natural Gas Firming Up Despite Lower Gas Basis in the Northeast 1 NRG estimates. 2014 implied hours at the cap assumes price cap of $7,000/MWh and number of intervals needed to price at current market. Baseline market assumption (i.e. no scarcity pricing) represented by $3.7 gas price * 11 marginal heat rate. ERCOT Market Implied Scarcity Pricing1 Henry Hub Gas Recovering From Weak Forward Prices in ERCOT and PJM of Falling Basis in Northeast 2.0 2.5 3.0 3.5 4.0 2012 2014 2012 2014 2012 2014 TRANSCO Z6 TETCO M3 Chicago Citygate $/MMBtu Henry Hub Positive Basis Negative basis $40 $45 $50 $55 $60 Jan-13 Mar-13 May-13 Jul-13 Sep-13 Nov-13 ERCOT and PJM 2014 On Peak Power ($/MWh) ERCOT On Peak PJM-E On Peak 0 2 4 6 8 10 12 14 16 $0 $10 $20 $30 $40 $50 $60 $70 $80 $90 2011 2012 2013 2014 Hours at the Cap May-Sep Average On Peak Power ($/MWh) Average On Peak Power Hours at Cap

13 117 288 283 (41) (234) (227) 120 211 233 (58) (157) (172) Gas Up by $0.5/mmBtu Gas Down by $0.5/mmBtu HR Up by 1 mmBtu/MWh HR Down by 1 mmBtu/MWh 94% 34% 25% 84% 44% 30% 63% 25% 14% Hedged Gas (NGE) Open Gas (NGE) Hedged Heat Rate Open Heat Rate Priced Load Un-priced Load 2014 2015 2016 95% 57% 27% 95% 78% 84% Hedged Coal Open Coal Hedged Transport Open Transport 2014 2015 2016 Change since prior quarter 2014 2015 2016 Increased hedges for coal and nuclear fleet, less than 10% open position in 2014 Executed three year load following contract with North Little Rock beginning 1/1/2014 Preparations mid-December integration into MISO remain on track Managing Commodity Price Risk 1 Portfolio as of 10/25/2013 2 Retail Priced Load includes Term load, Hedged Month-to-month load, and Indexed load 3 Price sensitivity reflects gross margin change from $0.5/MMBtu gas price, 1 MMBtu/MWh heat rate move 4 Coal position excludes existing coal inventory Coal and Nuclear Generation and Retail Hedge Position1,2 Coal and Transport Hedge Position1,4 Coal and Nuclear Generation Sensitivity to Gas Price and Heat Rate1,3 Commercial Highlights

Financial Results

15 ($ millions) Three Months Ended Sep 30, 2013 Nine Months Ended Sep 30, 2013 Wholesale $ 741 $ 1,366 Retail 176 423 NRG Yield 83 178 Adjusted EBITDA $ 1,000 $ 1,967 Free Cash Flow before Growth $ 773 $ 896 Highlights: Strong third quarter Adjusted Cash from Operations of $844 MM and $1,175 MM YTD, driving robust liquidity of $3.7 BN Reached full commercial operations of the 250 MW California Valley Solar Ranch project on time and on budget setting the stage for drop down to NYLD in 2014 Agreed to acquire Edison Mission Energy (EME) assets for $2,635 MM ($1,572 MM, net of acquired cash) $330 MM of incremental Adjusted EBITDA Including $185 MM from NYLD eligible assets substantially expanding dropdown pipeline Further enhanced by economies of scale and operational best practices Financial Summary

Guidance Overview

($ millions)	2013	2014
Wholesale *(Previous)*	**$1,735-$1,760** *($1,735-$1,810)*	**$1,815-$1,940** *($1,965-$2,090)*
Retail *(Previous)*	**$575-$600** *($575-$650)*	**$600-$675** *(Unchanged)*
NRG Yield *(Previous)*	**$240** *(Unchanged)*	**$285** *(Unchanged)*
Adjusted EBITDA *(Previous)*	**$2,550-$2,600** *($2,550-$2,700)*	**$2,700-$2,900** *($2,850-$3,050)*
Free Cash Flow – before growth investments *(Previous)*	**$1,125-$1,175** *($1,050-$1,200)*	**$950-$1,150** *($1,100-$1,300)*

~$1 BN of Free Cash Flow before Growth in 2014 Even After Impact of Reduced Forward Prices

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17 Dec 31, Sep 30, $ millions 2012 2013 Cash and Cash Equivalents 2,087 $ 2,129 $ Restricted Cash 217 307 Total Cash 2,304 $ 2,436 $ Total Credit Facility Availability 1,058 1,235 Total Current Liquidity 3,362 $ 3,671 $ YTD Sources/Uses of Liquidity: YTD Sources $1,175 Adjusted cash flow from operations $462 Net proceeds from NRG Yield IPO $450 Increase in Term Loan borrowings $177 Increase in credit facility availability YTD Uses $868 Repayments of debt $516 Acquisitions and Growth investments, net $272 Maintenance and environmental capex, net $137 Merger and integration related payments $113 Preferred and common dividends $25 Share repurchases $24 Other investing and financing, net ($ millions) More Than $800 MM in Third Quarter Adjusted Cash From Operations Drives Total Liquidity to ~ $3.7 BN Expanded Corporate Liquidity

18 Sources Uses NRG Cash on hand $800 Purchase Price $2,635 NRG Corporate Bonds to be issued $700 EME Unrestricted Cash Available2 ($800) NRG Equity issued to seller1 (12.7 million shares @ $27.58) $350 Purchase price adjustment3 $306 NRG Revolver $306 Transaction costs $15 Total $2,156 Total $2,156 ($ millions) 1 Based on Asset Purchase Agreement (APA) the number of shares fixed based on 20-day VWAP 2 3 s closing Edison Mission Energy: Transaction Summary 2014 Adjusted EBITDA $330 MM EBITDA: NYLD-Eligible Assets $185 MM Capacity: NYLD-Eligible Assets 1,100 MW Wind 500 MW Walnut Creek (CCGT) Substantially Increases Scale and Geographic Diversity; Significantly Expands Opportunities for Future NYLD Drop-Downs

19 1,105 1,107 557 200 250 198 800 - 200 400 600 800 1,000 1,200 1,400 2013 Excess Cash as of June 30, 2013 Update Q3 Increases Q3 Decreases 2013 Excess Cash Pre-EME Acquisition NRG Excess Cash Reserve for EME Acquisition Estimated Release of EME Cash (Post Closing) Pro Forma 2013 Excess Cash $ in mm's Decreases Increases NRG Excess NYLD Excess 2013 Excess Cash: Pro Forma EME Acquisition ~$550 MM of NRG Capital Allocated to EME, Net of Release of Remaining Acquired Cash Post Close EME impact ~ $550 MM 1 2 1 Based on mid-point of guidance range 2 Increases are comprised of remaining capital for share buyback program and increase in mid-point of Free Cash Flow Before Growth 3 Impact of Acquisitions and changes in Growth Investments since 2Q 2013 results presentation on August 9, 2013 3

NRG ROFO Assets - Update

	Project	Technology	Net MW	COD	Off-take
Intend To Offer through 2014 ***Run Rate Adjusted EBITDA $150 MM*** ***Run Rate CAFD $55 MM***	TA High Desert	PV	20	March 2013	20-year PPA with Southern California Edison ("SCE")
	RE Kansas South	PV	20	June 2013	20-year PPA with Pacific Gas & Electric ("PG&E")
	El Segundo	CCGT	550	August 2013	10-year tolling agreement with SCE
	CVSR	PV	128	October 2013	25-year PPA with PG&E
Intend To Offer post 2014 ***Run Rate Adjusted EBITDA $100 MM*** ***Run Rate CAFD $45 MM***	Agua Caliente	PV	148(1)	Early 2014 (Expected)[2]	25-year PPA with PG&E
	Ivanpah	Solar Thermal	193(3)	Q4 2013 (Expected)	20-25 year PPAs with PG&E and SCE

★ Offering Majority of ROFO Assets Through 2014 to Enhance NYLD Growth, Further Highlight Value, and Increase NRG's Capital Available for Allocation ★

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20

[1] Represents 51% NRG ownership; remaining 49% of Agua Caliente is owned by MidAmerican Energy Holdings Inc.
[2] While full commercial operations of the entire project will be achieved in early 2014, the maximum capacity deliverable under the PPA of 290 MWs is already on-line
[3] Represents 49.95% NRG ownership; remaining 50.05% of Ivanpah would be owned by NRG, Google Inc. and BrightSource Energy Inc.

Closing Remarks and Q&A

2013 Report Card: Through the 3rd Quarter

Enhance Core Generation Portfolio

- [x] Deliver the GenOn acquisition synergy commitment
- [x] Manage ~47 GW fleet to perform reliably; win the Texas summer
- [x] Bring El Segundo, Marsh Landing, and the Parish Peaker to COD on-time and on-budget

- Increased annual FCF synergies from GenOn combination to over $480 MM
- Strong fleet performance, despite weak summer
- Delivered projects on-time and on-budget

Expand Retail Business

- [x] Deliver balanced customer count and margin outcome in core Texas market
- [ ] Expand Northeast on a disciplined and profitable basis
- [x] Integrate successfully conventional retail with new products and services in a way that is "win-win" for both

- Texas mass market business continues to deliver strong results
- Expanded relationship with NEST
- Entry into demand response market with acquisition of ECS

Develop Clean Energy

- [ ] Complete utility scale solar built-out for existing projects
- [x] Demonstrate and realize the full value of solar portfolio
- [x] Success in distributed solar

- PV solar build-out on track; Ivanpah expected full COD in Q4 2013
- NRG Yield successfully highlighted premium valuation of solar portfolio
- Announced deals with Starwood Hotels and Mandalay Bay Resort & Casino

Maintain Prudent Capital Allocation

- [x] Adhere to PBSM discipline while maintaining balance sheet flexibility
- [x] Expand dividend and give greater clarity on future dividend policy
- [ ] Execute on $200 MM share buyback program
- [x] Deliver highest value to shareholders through utilization of remaining excess liquidity

- In-line with PBSM metrics
- Successfully completed IPO of NRG Yield
- Acquired Gregory Cogen in Texas
- Announced potential acquisition of Edison Mission Energy

nrg

22

Appendix

Consolidated Debt Structure

$ millions
As of September 30, 2013

Legend: SEC Filers; Corporate Debt; Non-Recourse Debt; NRG Yield

NRG Energy, Inc.

Revolver $2.5B, due 2018[1]	$ -
Senior notes, due 2018-2023[2]	5,718
Term loan, due 2018[3]	2,011
Tax exempt bonds, due 2038-2045	373
Total	**$8,102**

GenOn Energy, Inc.

Unsecured Notes, due 2017-2020[4]	$1,950
Secured Revolver from NRG Energy, Inc.(Intercompany)[5]	$ -

GenOn Americas Generation

Senior Unsecured Notes, due 2021 & 2031[6]	$849

GenOn Mid-Atlantic

Capital Lease, due 2015	$14
Operating Leases[8]	$ -

REMA

Operating Leases[10]	$ -

Peaker Finance Co.

Bonds, due 2019[7]	$188

El Segundo

Project Financing, due 2023	$475

Other Conventional Financing

Other non-recourse debt	$12

Agua Caliente

Project Financing, due 2037	$764

Ivanpah

Project Financing, due 2014	$290
Due 2038	$1,271

Other Solar Financings

Project financings	$214

NRG Yield, Inc.

Revolver $60M, due 2018	$ -

GenOn Marsh Landing

Term Loans, due 2017 & 2023	$500

Thermal

Senior Secured Notes, due 2013-2025	$131

Renewable

Project financings	$536

CVSR[9]

Project Financing, due 2013-2014	$341
Due 2037	$763

[1] $1,276 MM of LC's were issued and $1,235 MM of the Revolver was available
[2] Excludes discounts of $6 MM
[3] Excludes discounts of $5 MM
[4] Excludes premiums of $246 MM
[5] $302 MM of LC's were issued and $198 MM of the Intercompany Revolver was available
[6] Excludes premiums of $90 MM
[7] Excludes discounts of $12 MM
[8] The present values of lease payments (10% discount rate) for GenOn Mid-Atlantic and REMA operating leases are $784 MM and $404 MM, respectively
[9] NRG Yield, Inc. owns 48.95% of CVSR

24

Recourse / Non-Recourse Debt

$ millions	9/30/2013	6/30/2013	3/31/2013	12/31/2012	COD Date
Recourse debt:					
Term Loan Facility	2,011	2,017	1,572	1,576	
Senior Notes	5,718	5,718	5,718	5,918	
Tax Exempt Bonds	373	363	341	334	
Recourse subtotal[1]	*8,102*	*8,098*	*7,631*	*7,828*	
Non-Recourse debt:					
NRG Yield					
- Renewable[5]	536	545	554	257	
- Thermal	131	132	136	139	
- Marsh Landing	500	500	435	390	
Total NRG Yield	*1,167*	*1,177*	*1,125*	*786*	
GenOn Senior Notes[2]	1,950	1,950	2,525	2,525	
GenOn Americas Generation Notes[3]	849	850	850	850	
Solar (Non NRG Yield)[5]	3,643	3,579	3,348	2,939	2013-2014
El Segundo	475	435	407	350	
Conventional[4]	200	196	196	193	
Capital Lease – Chalk Point	14	15	13	17	
Non-Recourse and Capital Lease subtotal	*8,298*	*8,202*	*8,464*	*7,660*	
Total Debt	**$16,400**	**$16,300**	**$16,095**	**$15,488**	

[1] Excludes discounts of $11 MM, $12 MM, $9 MM and $10 MM for 9/30/13, 6/30/13, 3/31/13 and 12/31/12, respectively
[2] Excludes premiums of $246 MM, $258 MM, $305 MM and $324 MM for 9/30/13, 6/30/13, 3/31/13 and 12/31/12, respectively
[3] Excludes premiums of $90 MM, $92 MM, $94 MM and $96 MM for 9/30/13, 6/30/13, 3/31/13 and 12/31/12, respectively
[4] Excludes discounts of $12 MM, $13 MM, $14 MM and $15 MM, for 9/30/13, 6/30/13, 3/31/13 and 12/31/12, respectively
[5] Includes 100% of CVSR project debt in Solar (Non NRG Yield), NRG Yield owns 48.95% of the project

25

26 Proportionate Adjusted EBITDA and Debt Year End ($ millions) 9/30/2013 2013 2014 Adjusted EBITDA Guidance $2,550-$2,600 $2,700-$2,900 - Pro-rata Adjusted EBITDA associated with project non-controlling interests (i.e., Agua Caliente, Ivanpah) (50) (90) NRG Proportionate Adjusted EBITDA $2,500-$2,550 $2,610-$2,810 - NRG Yield Proportionate Adjusted EBITDA (240) (285) NRG Residual Adjusted EBITDA $2,260-$2,310 $2,325-$2,525 Recourse Debt $8,102 $ 8,117 $ 8,147 Non-recourse Debt 8,298 8,513 7,578 Consolidated Debt1 $16,400 $ 16,630 $ 15,725 - Pro-rata Debt associated with project noncontrolling interests (i.e., Agua Caliente, Ivanpah) (1,150) (1,225) (1,040) + Pro-rata Debt associated with unconsolidated affiliates 230 225 210 NRG Proportionate Debt $15,480 $ 15,630 $ 14,895 - NRG Yield Proportionate Debt2 (1,885) (1,850) (1,550) NRG Residual Debt $13,595 $ 13,780 $ 13,345 1 Debt balances exclude discounts and premiums 2 MM); plus its share of pro-rata debt associated with Avenal, GenConn and 48.95% of CVSR totaling $718 MM

27 2013 YTD Capital Expenditures and Growth Investments $ in millions Maintenance Environmental Conventional investments, net Operational Improvement Investments Solar investments, net Total Capital Expenditures Retail 20 $ - - $ - $ - $ 20 $ NRG Yield 5 - 89 - 351 445 Wholesale Gulf Coast Texas 71 3 - - - 74 South Central 19 8 - - - 27 East 120 40 - - - 160 West 6 - 98 - - 104 Other Conventional 4 - 2 - - 6 Solar (Non NRG Yield) - - - - 702 702 Alternative Energy & Corporate 5 - 38 - - 43 Total Cash CapEx 250 $ 51 $ 227 $ - $ 1,053 $ 1,581 $ Other Investments1 - - 52 - 98 150 Project Funding, net of fees:2 Solar - - - - (920) (920) Marsh Landing - - (110) - - (110) El Segundo Repowering - - (125) - - (125) Petra Nova (7) (1) (31) - - (39) 243 $ 50 $ 13 $ - $ 231 $ 537 $ Growth investments, net Total Capital Expenditures and Growth investments, net3 1 Includes investments, restricted cash and network upgrades 2 Includes net debt proceeds, cash grants and third party contributions 3 Maintenance includes $21 MM of merger and integration cash capital expenditures

2013 and 2014 Capital Expenditures and Growth Investments Guidance

2013 Guidance

$ in millions	Maintenance	Environmental	Growth investments, net Conventional investments, net	 Operational Improvement Investments	 Solar investments, net	Total
Capital Expenditures						
Retail	$ 24	$ -	$ -	$ -	$ -	$ 24
NRG Yield	8	1	133	-	129	271
Wholesale						
Gulf Coast						-
Texas	80	5	5	-	-	90
South Central	41	50	-	-	-	91
East	195	74	-	35	-	304
West	8	-	190	-	-	198
Other Conventional	4	-	7	-	-	11
Solar (Non Yield)	-	-	-	-	1,564	1,564
Alternative Energy & Corporate[1]	9	-	57	-	30	96
Total Cash CapEx	**$ 369**	**$ 130**	**$ 392**	**$ 35**	**$ 1,723**	**$ 2,649**
Other Investments[2]	-	-	33	-	(34)	(1)
Project Funding, net of fees[3]						
Gulf Coast - Texas	(21)	-	(36)	-	-	(57)
West	-	-	(299)	-	-	(299)
Solar	-	-	-	-	(1,409)	(1,409)
Total Capital Expenditures and Growth investments, net[4]	**$ 348**	**$ 130**	**$ 90**	**$ 35**	**$ 280**	**$ 883**

2014 Guidance

$ in millions	Maintenance	Environmental	Growth investments, net Conventional investments, net	 Operational Improvement Investments	 Solar investments, net	Total
Capital Expenditures						
Retail	$ 13	$ -	$ -	$ -	$ -	$ 13
NRG Yield	12	-	2	-	-	14
Wholesale						
Gulf Coast			-			
Texas	139	25	125	-	-	289
South Central	23	118	-	-	-	141
East	167	98	-	80		345
West	9	-	-	-	-	9
Other Conventional	8	-	4	-	-	12
Solar (Non Yield)	-	-	-	-	197	197
Alternative Energy & Corporate[1]	2	-	40	-	-	42
Total Cash CapEx	**$ 373**	**$ 241**	**$ 171**	**$ 80**	**$ 197**	**$ 1,062**
Other Investments[2]	-	-	24	-	177	201
Project Funding, net of fees[3]						
Gulf - Coast Texas	(24)	-	(31)	-	-	(55)
Solar	-	-	-	-	(454)	(454)
Total Capital Expenditures and Growth investments, net	**$ 349**	**$ 241**	**$ 164**	**$ 80**	**$ (80)**	**$ 754**

[1] Includes corporate IDC
[2] Includes investments, restricted cash and network upgrades
[3] Includes net debt proceeds, cash grants and third party contributions
[4] 2013 and 2014 Maintenance includes $28 MM and $6 MM of merger and integration cash capital expenditures, respectively

28

29 Committed Growth Investments ($ millions) 2013 2014 Conventional Investments, net 90 164 Solar Investments, net 280 (80) Operational Improvements Investments 35 80 Total Growth Investments 405 164 2013-2014 August 9, 2013 $155 Net change 45 November 12, 2013 $200 Change in Solar Investments, net: 2013-2014 August 9, 2013 $200 Net change 54 November 12, 2013 $254 Change in Conventional Investments, net: 2013-2014 August 9, 2013 $85 Net change 30 November 12, 2013 $115 Change in Operational Improvements Investments:

Q3 2013 Generation & Operational Performance Metrics

(MWh in thousands)	2013[1]	2012[1]	Change	%	2013[1] EAF[2]	2013[1] NCF[3]	2012[1] EAF[2]	2012[1] NCF[3]
Gulf Coast - Texas	12,717	11,997	720	6	91%	51%	92%	50%
Gulf Coast - South Central	4,314	5,040	(726)	(14)	88	39	88	45
East	9,628	12,291	(2,663)	(22)	85	20	90	25
West	1,155	1,878	(723)	(38)	97	7	93	11
Alternative	527	227	300	132	n/a	n/a	n/a	n/a
NRG Yield[4]	332	151	181	120	n/a	n/a	n/a	n/a
Total	**28,673**	**31,584**	**(2,911)**	**(9)**	**90%**	**29%**	**91%**	**33%**
Gulf Coast - Texas Nuclear	2,492	2,581	(89)	(3)	99%	96%	100%	99%
Gulf Coast - Texas Coal	7,860	7,464	396	5	92	85	90	81
Gulf Coast - SC Coal	2,427	2,805	(378)	(13)	82	73	91	85
East Coal	6,539	8,175	(1,636)	(20)	81	40	87	47
Baseload	**19,318**	**21,025**	**(1,707)**	**(8)**	**89%**	**74%**	**92%**	**78%**
Alternative Solar	320	2	318	15,900	n/a	42%	n/a	n/a
NRG Yield Solar	267	86	181	210	n/a	32	n/a	40
Alternative Wind	207	225	(18)	(8)	n/a	27	n/a	29
NRG Yield Wind	54	64	(10)	(16)	n/a	24	n/a	29
NRG Yield Gas	11	1	10	100	n/a	n/a	n/a	n/a
Intermittent	**859**	**378**	**481**	**127**	**n/a**	**31%**	**n/a**	**33%**
Oil	541	1,043	(502)	-	81%	3%	91%	6%
Gulf Coast - Texas Gas	2,365	1,952	413	21	88	16	92	16
Gulf Coast - SC Gas	1,886	2,236	(350)	(16)	90	24	87	28
East Gas	2,547	3,072	(525)	(17)	83	16	81	21
West Gas	1,155	1,878	(723)	(38)	97	7	93	11
Alternative Gas	-	-	-	n/a	n/a	n/a	n/a	n/a
Intermediate/Peaking	**8,494**	**10,181**	**(1,687)**	**(17)**	**88%**	**13%**	**89%**	**16%**
Total	**28,673**	**31,584**	**(2,911)**	**(9)**				

nrg

[1] Excludes line losses, station service and other items; 2012 performance shown is for combined company
[2] Equivalent Availability Factor
[3] Net Capacity Factor
[4] Does not include MWh$_t$ (thermal heating & chilled water generation)

30

YTD 2013 Generation & Operational Performance Metrics

(MWh in thousands)	2013[1]	2012[1]	Change	%	2013[1] EAF[2]	2013[1] NCF[3]	2012[1] EAF[2]	2012[1] NCF[3]
Gulf Coast - Texas	30,747	28,934	1,813	6	84%	44%	82%	41%
Gulf Coast - South Central	12,926	13,484	(558)	(4)	83	39	83	40
East	26,541	26,401	140	1	80	18	86	18
West	2,422	2,972	(550)	(19)	88	5	88	6
Alternative	1,571	881	690	78	n/a	n/a	n/a	n/a
NRG Yield[4]	914	463	451	97	n/a	n/a	n/a	n/a
Total	**75,121**	**73,135**	**1,986**	**3**	**84%**	**27%**	**85%**	**26%**
Gulf Coast - Texas Nuclear	6,018	6,131	(113)	(2)	79%	78%	79%	79%
Gulf Coast - Texas Coal	21,203	18,528	2,675	14	90	77	84	67
Gulf Coast - SC Coal	7,671	6,656	1,015	15	86	78	90	68
East Coal	19,231	16,803	2,428	14	79	39	80	32
Baseload	**54,123**	**48,118**	**6,005**	**12**	**84%**	**68%**	**83%**	**62%**
Alternative Solar	719	41	678	1,654	n/a	n/a	n/a	n/a
NRG Yield Solar	621	204	417	204	n/a	27	n/a	38
Alternative Wind	852	839	13	2	n/a	n/a	n/a	37
NRG Yield Wind	247	255	(8)	(3)	n/a	37	n/a	38
NRG Yield Gas	46	4	42	100	n/a	n/a	n/a	n/a
Intermittent	**2,485**	**1,343**	**1,142**	**85**	**n/a**	**32%**	**n/a**	**38%**
Oil	849	2,797	(1,948)	-	75%	2%	86%	5%
Gulf Coast - Texas Gas	3,526	4,276	(750)	(18)	81	9	80	12
Gulf Coast - SC Gas	5,255	6,828	(1,573)	(23)	82	22	80	29
East Gas	6,461	6,801	(340)	(5)	78	15	77	14
West Gas	2,422	2,972	(550)	(19)	88	5	88	6
Alternative Gas	-	-	-	n/a	na/	n/a	n/a	n/a
Intermediate/Peaking	**18,513**	**23,674**	**(5,161)**	**(22)**	**81%**	**11%**	**82%**	**13%**
Total	**75,121**	**73,135**	**1,986**	**3**				

nrg

[1] Excludes line losses, station service and other items; 2012 performance shown is for combined company
[2] Equivalent Availability Factor
[3] Net Capacity Factor
[4] Does not include MWh$_t$ (thermal heating & chilled water generation)

31

32 ERCOT: Load and Demand Dynamics 1 Chart represents ERCOT Coastal Weather Zone average peak load for days having high temps in the specified temperature ranges; ERCOT Coastal Weather Zone is inclusive of the Houston Area. Source: ERCOT, NOAA. 2 Load duration curve represents top 300 hours of ERCOT total load for the respective years. Source ERCOT. Continued Robust Peak Load1 Demand Load Duration Curve2 8 10 12 14 16 18 20 ERCOT Average Peak Load Coastal Weather Zone Load (GW) 2008 2009 2010 2011 2012 2013 Temp Range 80 to 85 86 to 90 91 to 95 96 to 100 56 58 60 62 64 66 68 70 1 GW 2011 2012 2013 100 200 300 Load, top 300 hours The above shows the top 300 hours of load for 2011, 2012, and 2013 YTD Graphic above shows ERCOT peak load across years for given temperature ranges The data represents the average daily peak load, for those days when the high temperature is within the specified range ERCOT Fundamentals Remain Strong

33 Fuel Statistics Domestic 2013 2012 2013 2012 Cost of Gas ($/mmBTU) 3.75 $ 3.07 $ 4.10 $ 2.79 $ Coal Consumed (mm Tons) 9.4 10.1 26.9 23.5 PRB Blend 61% 59% 61% 62% East 10% 11% 10% 10% Gulf Coast - Texas 75% 75% 74% 77% Gulf Coast - South Central 100% 100% 100% 100% Bituminous Coal 20% 24% 20% 20% East 75% 73% 71% 71% Lignite & Other 19% 17% 19% 18% East 15% 16% 19% 19% Gulf Coast - Texas 25% 25% 26% 23% Coal Costs ($/mmBTU) 2.57 $ 2.62 $ 2.56 $ 2.51 $ Coal Costs ($/Tons) 45.66 $ 47.34 $ 45.18 $ 44.23 $ 3rd Quarter Year-To-Date 1 1 1 Includes only Classic NRG assets

34 Fixed Contracted and Capacity Revenue Notes: - East includes cleared capacity auction results for PJM and New England through May 2017 - West includes committed Resource Adequacy contracts and tolling agreements for El Segundo $ millions 1,076 959 805 641 224 261 316 219 150 152 192 348 415 429 433 155 203 202 201 198 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 2013E 2014E 2015E 2016E 2017E East West Solar (Non-NRG Yield) NRG Yield

Forecast Non-Cash Contract Amortization Schedules: 2012-2015

($ millions)	2012					2013				
Revenues	Q1A	Q2A	Q3A	Q4A	Year	Q1A	Q2A	Q3A	Q4E	Year
Power contracts/gas swaps[1]	(23)	(36)	(10)	(28)	(97)	(16)	(13)	(3)	(2)	(34)
Fuel Expense	Q1A	Q2A	Q3A	Q4A	Year	Q1A	Q2A	Q3A	Q4E	Year
Fuel out-of-market contracts[2]	3	2	1	2	8	6	11	8	8	33
Fuel in-the-market contracts[3]	1	1	2	0	4	1	1	3	0	5
Emission Allowances (Nox and SO2)	8	12	16	13	49	15	19	17	19	70
Total Net Expenses	6	11	17	11	45	10	9	12	11	42

Increase/(Decreases) Revenue — Power contracts/gas swaps; Reduce Cost — Fuel out-of-market contracts; Increase Cost — Fuel in-the-market contracts; Increase Cost — Emission Allowances

($ millions)	2014					2015				
Revenues	Q1E	Q2E	Q3E	Q4E	Year	Q1E	Q2E	Q3E	Q4E	Year
Power contracts/gas swaps[1]	4	4	5	4	17	4	4	5	4	17
Fuel Expense	Q1E	Q2E	Q3E	Q4E	Year	Q1E	Q2E	Q3E	Q4E	Year
Fuel out-of-market contracts[2]	5	11	10	9	35	8	11	9	9	37
Fuel in-the-market contracts[3]	2	1	3	0	6	1	1	3	1	6
Emissions allowances (Nox and SO2)	16	16	16	17	65	15	15	15	14	59
Total Net Expenses	13	6	9	8	36	8	5	9	6	28

Increase/(Decreases) Revenue — Power contracts/gas swaps; Reduce Cost — Fuel out-of-market contracts; Increase Cost — Fuel in-the-market contracts; Increase Cost — Emissions allowances

[1] Amortization of power contracts occurs in the revenue line
[2] Amortization of fuel and energy supply contracts occurs in the fuel and energy supply cost line; includes coal
[3] Amortization of fuel and energy supply contracts occurs in the fuel and energy supply cost line; includes coal, nuclear, and gas
Note: Detailed discussion of the above referenced in-the-money and out-of-the money contracts can be found in the NRG 2012 10-K

35

Appendix: Reg. G Schedules

37 Sep 30, Sep 30, $ millions 2013 2012 Variance Adjusted EBITDAR 1,018 $ 678 $ 340 $ Less: GenOn operating lease expense (18) - (18) Adjusted EBITDA1 1,000 $ 678 $ 322 $ Interest payments (152) (205) 53 Income tax (3) 2 (5) Collateral/working capital/other 56 (2) 58 Cash flow from operations 901 $ 473 $ 428 $ 6 (21) 27 Merger and integration costs 36 - 36 Collateral (99) 27 (126) Adjusted Cash flow from operations 844 $ 479 $ 365 $ Maintenance CapEx, net2 (52) (49) (3) Environmental CapEx, net (17) (8) (9) Preferred dividends (2) (2) - Free cash flow - before growth investments 773 $ 420 $ 353 $ Reclassifying of net receipts (payments) for settlement of acquired derivatives that include financing elements Reg. G: QTD Q3 2013 Free Cash Flow Before Growth Investments 1 September 30, 2012 Adjusted EBITDA was revised to reflect new Adjusted EBITDA methodology as disclosed in the February 27, 2013 earnings presentation 2 September 30, 2013 maintenance CapEx, net excludes merger and integration CapEx of $11 MM

38 Sep 30, Sep 30, $ millions 2013 2012 Variance Adjusted EBITDAR 2,024 $ 1,549 $ 475 $ Less: GenOn operating lease expense (57) - (57) Adjusted EBITDA1 1,967 $ 1,549 $ 418 $ Interest payments (644) (498) (146) Income tax 59 (19) 78 Collateral/working capital/other (559) 26 (585) Cash flow from operations 823 $ 1,058 $ (235) $ 177 (65) 242 Merger and integration costs 116 - 116 Collateral 59 (213) 272 Adjusted Cash flow from operations 1,175 $ 780 $ 395 $ Maintenance CapEx, net2 (222) (151) (71) Environmental CapEx, net (50) (29) (21) Preferred dividends (7) (7) - Free cash flow - before growth investments 896 $ 593 $ 303 $ Reclassifying of net receipts (payments) for settlement of acquired derivatives that include financing elements Reg. G: YTD Q3 2013 Free Cash Flow Before Growth Investments Note: see Appendix slide 27 for a Capital Expenditure reconciliation 1 September 30, 2012 Adjusted EBITDA was revised to reflect new Adjusted EBITDA methodology as disclosed in the February 27, 2013 earnings presentation 2 September 30, 2013 maintenance CapEx, net excludes merger and integration CapEx of $21 MM

39 $ millions 2013 Guidance 2014 Guidance 2013 Guidance 2014 Guidance Adjusted EBITDAR $2,630-$2,680 $2,780-$2,980 $2,630-$2,780 $2,930-$3,130 Less: GenOn operating lease expense (80) (80) (80) (80) Adjusted EBITDA $2,550-$2,600 $2,700-$2,900 $2,550-$2,700 $2,850-$3,050 Interest Payments (945) (950) (945) (945) Income Tax 50 (40) 50 (40) Working capital/other (65) (105) (120) (165) Adjusted Cash flow from operations $1,590-$1,640 $1,605-$1,805 $1,535-$1,685 $1,700-$1,900 Maintenance CapEx, net (320) (335)-(355) (325)-(345) (315)-(335) Environmental CapEx, net (130) (230)-(250) (135)-(145) (220)-(240) Preferred Dividends (9) (9) (9) (9) Distributions to non-controlling interests-NRG Yield and Solar (6) (60) (7) (33) $1,125-$1,175 $950-$1,150 $1,050-$1,200 $1,100-$1,300 11/12/2013 8/9/2013 Free cash flow - before growth investments Note: see Appendix slide 28 for a Capital Expenditure reconciliation Reg. G: 2013 & 2014 Guidance

40 Reg. G Appendix Table A-1: Third Quarter 2013 Regional Adjusted EBITDA Reconciliation The following table summarizes the calculation of adjusted EBITDA and provides a reconciliation to net income ($ millions) Retail Texas South Central East West Other Conventional NRG Yield Alt. Energy Corp. Total Net Income/(Loss) Attributable to NRG Energy, Inc (60) 265 17 245 30 1 31 (21) (384) 124 Plus: Net Income Attributable to Non- Controlling Interest - - - - - - 9 22 (12) 19 Interest Expense, net 1 - 4 12 5 - 13 14 176 225 Loss on Debt Extinguishment - - - - - - - - 1 1 Income Tax - - - - - - 5 - 158 163 Depreciation Amortization and ARO Expense 37 117 25 81 14 1 16 27 5 323 Amortization of Contracts 10 10 (6) 15 (2) - 1 - - 28 EBITDA (12) 392 40 353 47 2 75 42 (56) 883 Adjustment to reflect NRG share of Adjusted EBITDA in unconsolidated affiliates - - 1 - 13 4 8 5 (4) 27 Integration & Transaction Costs - - - - - - - - 26 26 Deactivation costs - - - 5 2 - - - - 7 Asset and Investment Write-offs - (1) 1 1 - - - 4 (1) 4 Market to Market (MtM) losses/(gains) on economic hedges 188 (175) (9) 50 (2) - - 1 - 53 Adjusted EBITDA 176 216 33 409 60 6 83 52 (35) 1,000

41 Reg. G Appendix Table A-2: Third Quarter 2012 Regional Adjusted EBITDA Reconciliation The following table summarizes the calculation of adjusted EBITDA and provides a reconciliation to net income ($ millions) Retail Texas South Central East West Other Conventional NRG Yield Alt. Energy Corp. Total Net Income/(Loss) Attributable to NRG Energy, Inc (300) 299 19 30 35 5 4 (16) (77) (1) Plus: Net Income Attributable to Non- Controlling Interest - - - - - - - 9 - 9 Interest Expense, net 1 - 5 3 1 1 5 8 137 161 Loss on Debt Extinguishment - - - - - - - - 41 41 Income Tax - - - - - - 8 (1) (120) (113) Depreciation Amortization and ARO Expense 41 116 23 32 4 1 6 15 4 242 Amortization of Contracts 16 13 (6) - - (1) 1 - - 23 EBITDA (242) 428 41 65 40 6 24 15 (15) 362 Adjustment to reflect NRG share of Adjusted EBITDA in unconsolidated affiliates - - - - - 5 5 9 - 19 Asset Write Off and Impairment - 6 - - - - - - 4 10 Transaction fee on asset sale - - - - - - - - 14 14 Legal Settlement - - 14 - - - - - - 14 MtM losses/(gains) on economic hedges 415 (111) (24) (11) (9) - - (1) - 259 Adjusted EBITDA1 173 323 31 54 31 11 29 23 3 678 1 Revised to reflect new Adjusted EBITDA methodology disclosed in the February 27, 2013 earnings presentation

42 Reg. G Appendix Table A-3: YTD Third Quarter 2013 Regional Adjusted EBITDA Reconciliation The following table summarizes the calculation of adjusted EBITDA and provides a reconciliation to net income ($ millions) Retail Texas South Central East West Other Conventional NRG Yield Alt. Energy Corp. Total Net Income/(Loss) Attributable to NRG Energy, Inc 231 14 17 238 62 2 76 (75) (639) (74) Plus: Net Income Attributable to Non- Controlling Interest - - - - - - 9 27 (9) 27 Interest Expense, net 2 - 12 39 5 - 24 37 502 621 Loss on Debt Extinguishment - - - - - - - - 50 50 Income Tax - - - - - 1 5 - (53) (47) Depreciation Amortization and ARO Expense 105 342 74 243 41 3 35 78 15 936 Amortization of Contracts 49 31 (17) (4) (5) - 1 - - 55 EBITDA 387 387 86 516 103 6 150 67 (134) 1,568 Adjustment to reflect NRG share of Adjusted EBITDA in unconsolidated affiliates - - 2 - 14 12 28 16 (12) 60 Integration & Transaction Costs - - - - - - - - 95 95 Deactivation costs - - - 14 4 - - - - 18 Asset and Investment Write-offs - 2 1 1 - - - 4 - 8 MtM losses/(gains) on economic hedges 36 22 (46) 209 (3) - - - - 218 Adjusted EBITDA 423 411 43 740 118 18 178 87 (51) 1,967

43 Appendix Table A-4: YTD Third Quarter 2012 Regional Adjusted EBITDA Reconciliation The following table summarizes the calculation of adjusted EBITDA and provides a reconciliation to net income ($ millions) Retail Texas South Central East West Other Conventional NRG Yield Alt. Energy Corp. Total Net Income/(Loss) Attributable to NRG Energy, Inc 504 (202) - (31) 42 18 8 (45) (251) 43 Plus: Net Income Attributable to Non- Controlling Interest - - - - - - - 18 - 18 Interest Expense, net 3 - 14 12 - 2 25 15 418 489 Loss on Debt Extinguishment - - - - - - - - 41 41 Income Tax - - - - - 4 10 - (260) (246) Depreciation Amortization and ARO Expense 126 345 69 97 11 1 18 34 8 709 Amortization of Contracts 83 32 (15) - - - 1 - - 101 EBITDA 716 175 68 78 53 25 62 22 (44) 1,155 Adjustment to reflect NRG share of Adjusted EBITDA in unconsolidated affiliates - - - - 1 13 17 9 - 40 Asset Write Off and Impairment - 8 - - - - - - 5 13 Transaction fee on asset sale - - - - - - - - 23 23 Legal Settlement - - 14 - 20 - - - - 34 MtM losses/(gains) on economic hedges (212) 507 1 (7) (5) - - - - 284 Adjusted EBITDA1 504 690 83 71 69 38 79 31 (16) 1,549 1 Revised to reflect new Adjusted EBITDA methodology disclosed in the February 27, 2013 earnings presentation Reg. G

44 Appendix Table A-5: NRG ROFO Assets Run-Rate Adjusted EBITDA and CAFD Reconciliation to Estimated Income Before Taxes The following table summarizes the comparative Income before taxes to Adjusted EBITDA and CAFD 2014 ROFO Post 2014 $ millions Assets ROFO Assets Income Before Taxes $ 67 $ 38 Interest Expense 40 31 Depreciation and Amortization 43 31 Adjusted EBITDA 150 100 Principal, Interest Payments, Maintenance Capex and Other (95) (55) CAFD $ 55 $ 45 Reg. G

45 Appendix Table A-6: 2014 Adjusted EBITDA reconciliation for EME assets to Estimated Income Before Taxes The following table summarizes the comparative Income before taxes to Adjusted EBITDA Reg. G 2014 2014 $ millions EME Assets EME NYLD Eligible Assets Income Before Taxes $ 140 $ 51 Interest Expense 66 54 Adjustment to reflect reported equity earnings 22 10 Depreciation and Amortization 102 70 Adjusted EBITDA $ 330 $ 185

46 EBITDA and Adjusted EBITDA are non-GAAP financial measures. These measurements are not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that NR by unusual or non-recurring items. EBITDA represents net income before interest (including loss on debt extinguishment), taxes, depreciation and amortization. EBITDA is presented because NRG considers it an important supplemental measure of its performance and believes debt-holders frequently use EBITDA to analyze operating performance and debt service capacity. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results as reported under GAAP. Some of these limitations are: EBITDA does not reflect cash expenditures, or future requirements for capital expenditures, or contractual commitments; EBITDA does not reflect changes in, or cash requirements for, working capital needs; EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on debt or cash income tax payments; Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and Other companies in this industry may calculate EBITDA differently than NRG does, limiting its usefulness as a comparative measure. Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to use to invest in t compensates for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally. See the statements of cash flow included in the financial statements that are a part of this news release. Adjusted EBITDA is presented as a further supplemental measure of operating performance. Adjusted EBITDA represents EBITDA adjusted for mark-to-market gains or losses, asset write offs and impairments; and factors which we do not consider indicative of future operating performance. The reader is encouraged to evaluate each adjustment and the reasons NRG considers it appropriate for supplemental analysis. As an analytical tool, Adjusted EBITDA is subject to all of the limitations applicable to EBITDA. In addition, in evaluating Adjusted EBITDA, the reader should be aware that in the future NRG may incur expenses similar to the adjustments in this news release. Adjusted cash flow from operating activities is a non-GAAP measure NRG provides to show cash from operations with the reclassification of net payments of derivative contracts acquired in business combinations from financing to operating cash flow, as well as the add back of merger and integration related costs. The Company provides the reader with this alternative view of operating cash flow because the cash settlement of these derivative contracts materially impact operating revenues and cost of sales, while GAAP requires NRG to treat them as if there was a financing activity associated with the contracts as of the acquisition dates. The Company adds back merger and integration related costs as they are one time and unique in nature and do not reflect ongoing cash from operations and they are fully disclosed to investors. Free cash flow (before growth investments) is adjusted cash flow from operations less maintenance and environmental capital expenditures, net of funding, and preferred stock dividends and is used by NRG predominantly as a forecasting tool to estimate cash available for debt reduction and other capital allocation alternatives. The reader is encouraged to evaluate each of these adjustments and the reasons NRG considers them appropriate for supplemental analysis. Because we have mandatory debt service requirements (and other non-discretionary expenditures) investors should not rely on free cash flow before growth investments as a measure of cash available for discretionary expenditures. Cash available for distribution is adjusted EBITDA plus cash dividends from unconsolidated affiliates, less maintenance capital expenditures, pro-rata adjusted EBITDA from unconsolidated affiliates, cash interest paid, income taxes paid, principal amortization of indebtedness and changes in others assets. Management believes cash investors. Reg. G